Peet’s Coffee & Tea
& Diedrich Coffee

Conference Call

November 2, 2009

FILED BY PEET’S COFFEE & TEA, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: DIEDRICH COFFEE, INC.

COMMISSION FILE NO. 000-21203

Forward Looking Statements

This presentation contains statements that are forward-looking in nature, including financial projections of Peet's for
2010 and Peet's and Diedrich combined for 2010 and 2011. These statements are based on management's current beliefs, as well as assumptions made by and information currently available to management. As a result, these statements are subject to various risks and uncertainties. The company's actual results could differ materially from those set forth in forward-looking statements depending on a variety of factors including, but not limited to, general economic conditions, including the current recession and its ongoing negative impact on consumer spending, the company's ability to implement its business strategy as well as other risk factors as described more fully in the company's filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended December 28, 2008. These factors may not be exhaustive. The company operates in a continually changing business environment, and new risks emerge from time to time.

2010 Original (PEET)	2010 Revised (PEET+DDRX)	2011 Preliminary (PEET+DDRX)
Net Sales	$330-340MM	$440-460MM	$550-580MM
EBITDA	$44-45MM	$62-64MM	$98-103MM
EBIT before Intangible Amortization	$25-27MM	$40-43MM	$73-78MM
Intangible Amortization*	—	$13MM	$13MM
Operating Income	$25-27MM	$26-29MM	$59-65MM
Interest (Expense) Income	$0MM	($6)MM	($6)MM
Net Income	$16-17MM	$13-14MM	$33-37MM
EPS (Diluted)	$1.24-1.30	$0.80-0.90	$2.00-2.20
Shares (Diluted)	12.9MM	16.0MM	16.5MM

*Assumes $200MM amortized over 15 years; currently being assessed by independent auditor

Combined Peet’s/Diedrich

Additional Information and Where to Find It

The exchange offer for the outstanding common stock of Diedrich has not yet commenced. This presentation is neither an offer to purchase nor a solicitation of an offer to sell shares of Diedrich. Diedrich shareholders are urged to read the relevant exchange offer documents when they become available because they will contain important information that shareholders should consider before making any decision regarding tendering their shares. At the time the offer is commenced, Peet's will file exchange offer materials with the U.S. Securities and Exchange Commission and Diedrich will file a
Solicitation/Recommendation Statement with respect to the offer. The exchange offer materials (including a Prospectus and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information, which should be read carefully before any decision is made with respect to the exchange offer. The Prospectus and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all shareholders of
Diedrich at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free at the Commission's web site at www.sec.gov. Free copies of the Offer to Purchase, the related Letter of Transmittal and certain other offering documents will be made available by Peet's by mail to Peet's Coffee & Tea, Inc.,
1400 Park Avenue, Emeryville, CA 94608, attention: Investor Relations, and free copies of the Solicitation/Recommendation
Statement will be made available by Diedrich by mail to Diedrich Coffee, Inc., 28 Executive Park, Suite 200, Irvine,
CA 92614, attention: Investor Relations.

Interests of Certain Persons in the Offer and the Merger

Peet’s will be, and certain other persons may be, soliciting Diedrich shareholders to tender their shares into the exchange offer. The directors and executive officers of Peet’s and the directors and executive officers of Diedrich may be deemed to be participants in Peet’s solicitation of Diedrich’s shareholders to tender their shares into the exchange offer.

Investors and shareholders may obtain more detailed information regarding the names, affiliations and interests of the directors and officers of Peet’s and Diedrich in the exchange offer by reading the Prospectus and certain other offer documents, as well as the Solicitation/Recommendation Statement, when they become available.